Exhibit 12.1
Williams Partners L.P.
Computation of Ratio of Earnings to Fixed Charges

						Six
						Months
						Ended
	Years Ended December 31,					June 30,
	2004	2005	2006	2007	2008	2009
	(Dollars in thousands)
Earnings:
Income	$119,901	$163,778	$214,575	$164,631	$191,389	$44,040
Less:
Equity earnings — Wamsutter	39,016	40,555	61,690	76,212	88,538	34,296
Equity earnings — Discovery Producer Services	5,619	11,880	18,050	28,842	20,641	776

Income before equity earnings	75,266	111,343	134,835	59,577	82,210	8,968
Add:
Fixed charges:
Interest accrued	12,476	8,238	9,833	58,348	67,220	30,316
Rental expense representative of interest factor	1,924	2,457	2,522	2,756	2,684	748

Total fixed charges	14,400	10,695	12,355	61,104	69,904	31,064
Distributed income of equity-method investees	—	1,280	16,400	26,469	155,539	39,228

Total earnings as adjusted	$89,666	$123,318	$163,590	$147,150	$307,653	$79,260

Fixed charges	14,400	10,695	12,355	61,104	69,904	31,064

Ratio of earnings to fixed charges	6.23	11.53	13.24	2.41	4.40	2.55